EXHIBIT 99.1

Empower Clinics Inc.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

Unaudited - Expressed in US dollars

Notice of Disclosure of Non-Auditor Review of the Condensed Interim Consolidated Financial Statements for the Three Months ended March 31, 2022 and 2021

Pursuant to subsection 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations, issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Empower Clinics Inc. (the “Company”) for the interim period ended March 31, 2022 and 2021, have been prepared in accordance with the International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board, and are the responsibility of the Company’s management.

The Company’s independent auditors, MNP LLP, have not performed a review of these condensed interim consolidated financial statements.

November 1, 2022

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31, 2022 and December 31, 2021
(Unaudited - Expressed in US dollars)

	Note	March 31, 2022	December 31, 2021
		$	$
ASSETS
Current assets
Cash		2,518,743	866,170
Restricted cash		-	1,238,366
Assets classified as held for sale	5	-	97,314
Accounts receivable	6	675,334	565,575
Inventory	7	578,212	205,048
Prepaid expenses		379,490	187,868
		4,151,779	3,160,341

Property and equipment	8	1,130,946	1,131,504
Other assets	17(b),22	745,531	745,531
Total assets		6,028,256	5,037,376

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10,22	3,685,086	3,725,430
Consideration payable	4	200,363	200,363
Liabilities classified as held for sale	5	-	61,520
Current portion of loans payable	11	237,526	128,480
Current portion of notes payable	12	175,683	173,266
Convertible note payable	14	-	205,406
Current portion of lease liability	15	398,443	387,100
Current portion of warrant liability	16	2,535,919	1,504,703
Conversion feature	13	1,881,641	-
Subscription deposits	17(b)	-	1,316,825
		9,114,661	7,703,093

Loans payable	11	916,394	1,053,983
Convertible debentures	13	781,567	-
Lease liability	15	2,576,474	2,650,367
Deferred revenue		23,207	22,874
Total liabilities		13,412,303	11,430,317

SHAREHOLDERS’ DEFICIENCY
Issued capital	17(b)	53,454,860	52,875,084
Shares to be issued		60,287	60,287
Contributed surplus		3,031,195	2,908,315
Warrant reserve		586,384	58,380
Accumulated other comprehensive (loss) income		(16,818)	39,938
Deficit		(64,499,955)	(62,334,945)
Total shareholders’ deficiency		(7,384,047)	(6,392,941)
Total liabilities and shareholders’ deficiency		6,028,256	5,037,376

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 24)

Events after the reporting period (Note 25)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ “Steven McAuley”	Director	/s/ “Andrejs Bunkse”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except number of shares outstanding)

		Three months ended March 31,
	Note	2022	2021
		$	$
Revenue		1,106,950	1,958,802

Direct expenses excluding depreciation and amortization		872,079	742,367

Gross margin		234,871	1,216,435

Operating expenses	18	1,308,443	899,205
Legal and professional fees		365,680	865,020
Depreciation and amortization expense	8	53,645	120,670
Share-based payments	17(c),22	123,291	435,986
Loss from operations		(1,616,188)	(1,104,446)

Other expenses (income)
Accretion expense	11-13	52,803	1,777
Interest expense	11-15	82,215	28,875
Provision for credit losses		4,521	-
(Gain) loss on change in fair value of warrant liability	16	(651,385)	23,793,165
Loss on change in fair value of conversion feature	13	679,003	-
Impairment of property and equipment	8	19,336	-
Financing expense	13,17(b)	700,542	-
Other income, net		(204,298)	-
		682,737	23,823,817

Net loss from continuing operations		(2,298,925)	(24,928,263)

Net income (loss) from discontinued operations		133,915	(285,293)
Net loss for the period		(2,165,010)	(25,213,556)

Other comprehensive income (loss)
Foreign currency translation		(56,756)	52
Comprehensive loss for the period		(2,221,766)	(25,213,504)

Loss per share from continuing operations, basic and diluted		(0.01)	(0.08)
Income (loss) per share from discontinued operations, basic and diluted		0.00	(0.00)
Loss per share, basic and diluted		(0.01)	(0.08)

Weighted average number of shares outstanding
Basic and diluted		345,487,564	303,699,288

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars)

	Three months ended March 31,
	2022	2021
	$	$
Operating activities
Net loss from continuing operations	(2,298,925)	(24,928,263)
Items not involving cash:
Depreciation and amortization expense	53,645	120,670
Share-based payments	123,291	435,986
Accretion expense	52,803	1,777
Interest expense	82,215	28,875
Provision for credit losses	4,521	-
(Gain) loss on change in fair value of warrant liability	(651,385)	23,793,165
Loss on change in fair value of conversion feature	679,003	-
Vesting of escrow shares	43,510	-
Impairment of property and equipment	19,336	-
Financing expense	700,542	-
Other (income) expense, net	(59,216)	50,073
Changes in working capital	(718,928)	(718,050)
Net cash used in operating activities of continuing operations	(1,969,588)	(1,215,767)
Net cash used in operating activities of discontinued operations	(7,482)	(228,684)

Investing activities
Purchase of property and equipment	(68,322)	(57,546)
Proceeds from disposal of Sun Valley	181,664	-
Net cash provided by (used in) investing activities of continuing operations	113,342	(57,546)

Financing activities
Proceeds from issue of convertible debentures	3,170,980	-
Proceeds from issue of units	745,625	-
Transaction costs on issuance of convertible debentures and units	(209,133)	-
Proceeds from stock options exercised	19,656	199,479
Proceeds from warrants exercised	224,479	4,181,188
Repayment of loans payable	(19,109)	(594,614)
Repayment of convertible notes payable	(198,851)	(437,985)
Lease payment	(96,600)	(38,480)
Interest payment	(63,990)	(395,974)
Net cash provided by financing activities of continuing operations	3,573,057	2,913,614
Net cash used in financing activities of discontinued operations	-	(33,608)

Effect of foreign exchange on cash	(56,756)	-
Net change in cash	1,652,573	1,378,009
Cash, beginning of the period	866,170	4,889,824
Cash, end of the period	2,518,743	6,267,833

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Unaudited - Expressed in US dollars, except share numbers)

	Number of common shares	Issued capital	Share subscriptions receivable	Shares to be issued	Contributed surplus	Warrant reserves	Accumulated other comprehensive income (loss)	Deficit	Total

Balance, December 31, 2020	283,811,903	22,969,566	(745,531)	60,287	2,223,269	80,638	-	(30,078,630)	(5,490,401)
Share issued for services	1,207,206	59,598	-	-	-	-	-	-	59,598
Exercise of options	3,339,666	287,801	-	-	(88,322)	-	-	-	199,479
Exercise of warrants classified within warrant liability	41,600,547	28,592,094	-	-	-	-	-	-	28,592,094
Exercise of warrants classified within warrant reserve	2,180,000	71,933	-	-	-	(70,837)	-	-	1,096
Share-based payments	-	-	-	-	435,986	-	-	-	435,986
Foreign currency translation	-	-	-	-	-	-	52	-	52
Net loss for the period	-	-	-	-	-	-	-	(25,213,556)	(25,213,556)
Balance, March 31, 2021	332,139,322	51,980,992	(745,531)	60,287	2,570,933	9,801	52	(55,292,186)	(1,415,652)

Balance, December 31, 2021	339,445,021	52,875,084	-	60,287	2,908,315	58,380	39,938	(62,334,945)	(6,392,941)
Vesting of escrow shares	-	43,510	-	-	-	-	-	-	43,510
Shares issued in private placement	5,500,000	-	-	-	-	-	-	-	-
Shares issued for services	775,000	95,091	-	-	-	-	-	-	95,091
Exercise of options	250,000	20,067	-	-	(411)	-	-	-	19,656
Exercise of warrants classified within warrant liability	2,238,637	421,108	-	-	-	-	-	-	421,108
Share-based payments	-	-	-	-	123,291	-	-	-	123,291
Issuance of warrants classified within warrant reserve	-	-	-	-	-	528,004	-	-	528,004
Foreign currency translation	-	-	-	-	-	-	(56,756)	-	(56,756)
Net loss for the period	-	-	-	-	-	-	-	(2,165,010)	(2,165,010)
Balance, March 31, 2022	348,208,658	53,454,860	-	60,287	3,031,195	586,384	(16,818)	(64,499,955)	(7,384,047)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

1. NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the State of Nevada on February 20, 1997 and subsequently continued as a federally incorporated Canadian company pursuant to a continuation under the Canada Business Corporations Act on November 27, 2008. The registered office of the Company is located at Suite 505 - 1771 Robson Street, Vancouver, British Columbia, Canada, V6G 1C9. The Company’s shares are traded on the Canadian Securities Exchange under the symbol “CBDT”.

The Company is an integrated healthcare company that provides body and mind wellness for patients through its medical clinics, digital and telemedicine care, medical diagnostics laboratories and sale of medical devices.

Going concern

These condensed interim consolidated financial statements have been prepared under the assumption that the Company will be able to continue operating as a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company has a history of losses and negative cash flows from operating activities, and as at March 31, 2022, the Company had a working capital deficiency of $5,070,622 (December 31, 2021 - $4,542,752) and an accumulated deficit of $64,499,955 (December 31, 2021 - $62,334,945). These circumstances present a material uncertainty that casts significant doubt over the Company’s ability to continue as a going concern.

The Company anticipates that it will pursue growth opportunities through acquisitions, the expansion of clinic locations and through new product development in order to drive revenue and generate positive cash flows from operations. The ability of the Company to continue operating as a going concern is dependent on its ability to raise sufficient additional funds to finance development activities and/or its ability to achieve profitable operations and positive cash flows from operations. There is no certainty that management’s plans described above will be successful or that sufficient financing will be available on terms acceptable to the Company or at all.

These condensed interim consolidated financial statements do not reflect adjustments (if any) to the recorded amounts and classification of assets and liabilities, which could be necessary if the use of the going concern assumption is ultimately determined to be inappropriate. Such adjustments, if any, could be material.

2. BASIS OF PREPARATION

a) Statement of compliance

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on November 1, 2022.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). As such, these condensed interim consolidated financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual financial statements for the years ended December 31, 2021, 2020 and 2019.

b) Basis of presentation

These condensed interim consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c) Functional and presentation currency

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), except as otherwise noted, which is the functional currency of the Company. The functional currency of each subsidiary is listed below. References to C$ or CAD are to Canadian dollars.

5

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

2. BASIS OF PREPARATION (Continued)

d) Reclassification of prior year amounts

The Company has reclassified certain items on the condensed interim consolidated statements of loss and comprehensive loss, the condensed interim consolidated statements of cash flows, and the condensed interim consolidated statements of changes in shareholders’ deficiency to conform with current period presentation.

e) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are consolidated from the date control commences until the date control ceases.

These condensed interim consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
11000900 Canada Inc. (1)	Canada	100%	CAD	Clinic operations
Empower Healthcare Assets Inc. (2)	USA	100%	USD	Holding company
Empower Healthcare Corp.	Canada	100%	USD	Holding company
Empower Healthcare Corp.	USA	100%	USD	Clinic operations
Kai Medical Canada Corp. (3)	Canada	100%	CAD	Product sales
Kai Medical Laboratory, LLC (4)	USA	100%	USD	Diagnostic testing
Lawrence Park Health and Wellness Clinic Inc. (1)	Canada	100%	CAD	Clinic operations
Medi + Sure Canada Inc. (5)	Canada	100%	CAD	Product sales
Medi Collective Corp. (6)	Canada	100%	CAD	Clinic operations
Medi-Collective: Brown’s Line FHO Inc. (7)	Canada	100%	CAD	Clinic operations
S.M.A.A.R.T. Holding Co. (9)	USA	100%	USD	Inactive
SMAART, Inc. (9)	USA	100%	USD	Inactive
Sun Valley Alternative Health Centres NV, LLC (8)	USA	100%	USD	Disposed
Sun Valley Health Franchising, LLC (8)	USA	100%	USD	Disposed
Sun Valley Health Mesa, LLC (8)	USA	100%	USD	Disposed
Sun Valley Health Tucson, LLC (8)	USA	100%	USD	Disposed
Sun Valley Health West, LLC (8)	USA	100%	USD	Disposed
Sun Valley Health, LLC (8)	USA	100%	USD	Disposed
Sun Valley Heath Holdings, LLC (8)	USA	100%	USD	Disposed
THCF Access Point (9)	USA	100%	USD	Inactive
The Hemp and Cannabis Co. (9)	USA	100%	USD	Inactive

(1)    Lawrence Park Health and Wellness Clinic Inc. and 11000900 Canada Inc. were acquired on December 31, 2020.

(2)    Empower Healthcare Assets Inc. was incorporated in the state of Delaware on April 16, 2019.

(3)    Kai Medical Canada Corp. was incorporated on June 17, 2021.

(4)    Kai Medical Laboratory, LLC was acquired on October 5, 2020.

(5)    Medi + Sure Canada Inc. was acquired on July 30, 2021 (Note 4).

(6)    Medi Collective Corp. was incorporated on May 12, 2021.

(7)    Medi-Collective: Brown’s Line FHO Inc. was incorporated on June 17, 2021.

(8)    These entities (together “Sun Valley”) were acquired on April 30, 2019 and results were consolidated until disposal on March 8, 2022.

(9)    The Hemp and Cannabis Co., THCF Access Point S.M.A.A.R.T Holding Co., and SMAART, Inc have been inactive since 2018.

6

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

4. ACQUISITION OF MEDISURE

On July 30, 2021, the Company acquired 100% ownership of Medi + Sure Canada Inc. (“MediSure”). Founded in 2010, MediSure produces diabetes testing products for sale in the Canadian market.

Consideration in the transaction had an aggregate fair value of $2,720,525 (C$3,403,767) comprised of cash consideration of $794,021 (C$1,000,000), a promissory note of $200,363 (C$250,000), and 4,582,483 common shares with a fair value of $1,726,141 (C$2,153,767). The promissory note is payable on July 30, 2022. Due to the short-term nature of the note, effects of discounting were deemed to be immaterial. Of the total common shares issued, 2,036,659 shares are subject to contractually imposed trading restrictions through July 2023 with 254,582 common shares released from escrow every three months commencing on October 30, 2021 (the “restricted trading shares”). The fair value of the restricted trading shares was not subject to a discount for lack of marketability as the trading restrictions are imposed via a contract as opposed to via securities legislation.

The transaction has been accounted for as a business combination under IFRS 3 Business Combinations.

The following table summarizes the preliminary purchase price allocation:

Assets acquired	$
Accounts receivable	123,299
Inventory	161,209
Prepaid expense	4,841
Property and equipment	129,997
Intangible assets	146,300
565,646

Liabilities assumed
Bank indebtedness	782
Accounts payable and accrued liabilities	88,445
Lease liability	124,640
Shareholder loan	10,715
Net assets at fair value, as at July 30, 2021	341,064

Consideration
Cash consideration	794,021
Fair value of promissory note (consideration payable)	200,363
Fair value of 2,545,824 share consideration	958,967
Fair value of 2,036,659 restricted share consideration	767,174
Total consideration	2,720,525

Goodwill	2,379,461

The acquired accounts receivable contained $3,338 of GST receivable and $119,961 of trades receivable. Acquired property and equipment was comprised of right-of-use assets with a fair value of $124,640 office equipment with a fair value of $5,357. The lease liability represents one lease with a fair value of $124,640 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 60; (2) monthly payment - $2,405 (C$3,000); and (3) incremental borrowing rate - 6.00% per annum.

The shareholder loan balance at acquisition consisted of a vehicle loan with a payout balance of $10,715 (C$13,407).

The goodwill generated as a result of this acquisition related to other intangible assets that did not qualify for separate recognition. During the Company’s annual recoverability test on December 31, 2021, the goodwill was found to be fully impaired and was written off.

7

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

5. DISCONTINUED OPERATIONS - SUN VALLEY

On March 8, 2022, the Company completed the sale of Sun Valley for total cash consideration of $181,664. Discontinued operations are comprised of Sun Valley’s operations until the date of disposal. Sun Valley’s results of operations and details of the sale transaction are set out below.

Results of discontinued operations for the three months ended March 31, 2022 and 2021 were:

	2022	2021
	$	$
Revenue	73,042	89,294
Direct expenses excluding depreciation and amortization	2,007	1,685
Gross margin	71,035	87,609

Clinic operating expenses	100,877	311,477
Provision for credit losses	12,000	-
Legal and professional fees	276	4,816
Depreciation and amortization expense	-	39,927
Interest expense	-	2,425
Loss (gain) on termination of leases	21,329	(4,471)
Impairment of property and equipment	-	18,728
Other (income) expenses	(12,675)	-
Loss from discontinued operations	(50,772)	(285,293)
Gain on sale of discontinued operations	184,687	-
Net income (loss) from discontinued operations	133,915	(285,293)

Details of the sale of discontinued operations are presented as follow:

March 8, 2022
$
Assets
Property and equipment	23,139

Liabilities
Deferred revenue	1,694
Accounts payable and accrued liabilities	23,509
Bank indebtedness	959
Net liabilities	(3,023)

Cash consideration received	181,664

Gain on sale of discontinued operations	184,687

8

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

6. ACCOUNTS RECEIVABLE

The Company had the following in accounts receivable at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Trade receivables	477,064	454,481
Lease receivables	164,645	-
Expected credit losses	(126,000)	(121,479)
GST receivable	120,905	193,853
Other receivables	38,720	38,720
Total	675,334	565,575

The Company estimates a provision for lifetime expected credit losses for receivables aged greater than 91 days. As at March 31, 2022, the Company had $126,000 (December 31, 2021 - $121,479) recorded as a provision for expected credit losses.

7. INVENTORY

At March 31, 2022 and December 31, 2021, inventory was comprised of the following:

	March 31, 2022	December 31, 2021
	$	$
Diagnostics, COVID-19 testing supplies and reagents	495,999	325
Diabetes diagnostic products	82,213	204,723
Total	578,212	205,048

8. PROPERTY AND EQUIPMENT

The following table presents a continuity of property and equipment for the three months ended March 31, 2022 and the year ended December 31, 2021:

	Right-of-use assets	Furniture and equipment	Leasehold improvements	Testing equipment	Asset under Construction	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2020	788,490	154,275	177,858	928,149	-	2,048,772
Additions	2,959,976	333,979	1,077,418	42,320	573,829	4,987,522
Disposals	(275,677)	(15,180)	(32,086)	-	-	(322,943)
Impairment	(3,206,016)	(8,916)	(1,171,224)	-	(580,363)	(4,966,519)
Foreign exchange gain (loss)	29,884	(1,958)	(2,005)	323	6,534	32,778
Transferred to assets held for sale	(296,657)	(30,625)	(49,961)	-	-	(377,243)
Balance, December 31, 2021	-	431,575	-	970,792	-	1,402,367
Additions	-	9,261	19,628	39,433	-	68,322
Impairment	-	-	(19,750)	-	-	(19,750)
Foreign exchange gain	-	3,232	122	1,134	-	4,488
Balance, March 31, 2022	-	444,068	-	1,011,359	-	1,455,427

9

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

8. PROPERTY AND EQUIPMENT (Continued)

	Right-of-use assets	Furniture and equipment	Leasehold improvements	Testing equipment	Asset under Construction	Total
Accumulated depreciation
Balance, December 31, 2020	(311,960)	(42,955)	(74,805)	(29,005)	-	(458,725)
Depreciation	(255,200)	(106,785)	(81,117)	(116,602)	-	(559,704)
Disposals	162,421	15,180	32,086	-	-	209,687
Impairment	172,437	-	75,552	-	-	247,989
Foreign exchange (loss) gain	(6)	133	1	7	-	135
Transferred to assets held for sale	232,308	9,164	48,283	-	-	289,755
Balance, December 31, 2021	-	(125,263)	-	(145,600)	-	(270,863)
Depreciation	-	(23,762)	(414)	(29,469)	-	(53,645)
Disposals	-	-	-	-	-	-
Impairment	-	-	414	-	-	414
Foreign exchange loss	-	(363)	-	(24)	-	(387)
Balance, March 31, 2022	-	(149,388)	-	(175,093)	-	(324,481)

Carrying amount
Balance, December 31, 2021	-	306,312	-	825,192	-	1,131,504
Balance, March 31, 2022	-	294,680	-	836,266	-	1,130,946

Events during the three months ended March 31, 2022:

Additions to property and equipment primarily relate to purchases of assets and the costs of renovating leased clinics in Medi-Collective.

As a result of identification of indicators of impairment, leasehold improvements were found to have carrying value greater than their recoverable value. Therefore, leasehold improvements were fully impaired by $19,336.

Events during the year ended December 31, 2021:

Right-of-use assets

During the year ended December 31, 2021, the Company entered into several lease agreements for clinics in the Medi-Collective which resulted in the recognition of right-of-use assets in the amount of $2,142,721. The right-of-use assets were measured as the present value of the minimum contractual lease payments discounted at the Company’s estimated incremental borrowing rate of 6%.

On August 31, 2021, a lease agreement for one of the Company’s clinics was modified which resulted in a substantial modification of the cash flows associated with the lease. In accordance with IFRS 16, the lease was de-recognized and recorded at its present value on the date of modification. As a result of the lease modification, the disposal of previous lease contains $39,513 of cost and $24,590 of accumulated depreciation, and the new right-of-use asset was recognized at $180,664. Following an impairment test conducted on the CGU to which the right-of-use asset was assigned, the asset was found to be impaired, and the Company recognized impairment loss of $182,375.

On April 1, 2021, the Company amended the terms of its lease agreement for the Kai Medical testing laboratory. As a result of the amendment, the Company derecognized the right-of-use asset with cost of $74,183 and accumulated depreciation of $29,075; these amounts are included in disposals of right-of-use assets. The Company recorded the right-of-use asset for the amended lease term and payments discounted at a rate of 6% per annum in the amount of $511,951. Following an impairment test conducted on the CGU to which the right-of-use asset was assigned, the asset was found to be impaired, and the Company recognized impairment loss of $732,437.

The acquisition of MediSure resulted in the recognition of a right-of-use asset with a value of $124,640 (Note 4). Following an impairment test conducted on the September 30, 2021 balances of the CGU to which the right-of-use asset was assigned, the right-of use asset was found to be impaired, and the Company recognized impairment loss of $118,543.

As a result of the closure of Sun Valley clinics during the year ended December 31, 2021, the Company disposed of right-of-use assets with cost of $134,887 and accumulated depreciation of $81,662.

10

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

8. PROPERTY AND EQUIPMENT (Continued)

As a result of the non-binding agreement entered-into on July 21, 2021 for the sale of 100% of the Company’s interest in Sun Valley, the Company transferred right of use assets with cost of $296,657 and accumulated depreciation of $232,308 to assets held for sale.

Furniture and equipment, leasehold improvements, testing equipment and assets under construction

For the year ended December 31, 2021, additions to furniture and equipment primarily relate to purchases of assets to furnish the Company’s new clinic openings in the Medi-Collective and additions to testing equipment primarily relates to purchases of additional testing equipment in Kai Medical.

For the year ended December 31, 2021, additions to leasehold improvements primarily relates to renovations conducted at the Kai Medical laboratory and costs of renovating leased clinics in the Medi-Collective.

For the year ended December 31, 2021, additions to assets under construction primarily represents costs of renovating clinics that are not yet available for use.

During the year ended December 31, 2021, closures of Sun Valley clinics resulted in disposals in furniture and equipment and leasehold improvements with cost of $15,180 and $32,086, respectively, and accumulated depreciation of $15,180 and $32,086, respectively. The closures also resulted in the recognition of impairment of $8,917 and $9,811 in furniture and equipment and leasehold improvements, respectively which is included in net loss from discontinued operations.

As a result of the non-binding agreement entered into on July 21, 2021 for the sale of 100% of the Company’s interest in Sun Valley, the Company transferred furniture and equipment with costs of $30,625 and accumulated depreciation of $9,164 and leasehold improvements with cost of $49,961 and accumulated depreciation of $48,283 to assets held for sale.

As a result of an impairment test conducted on the September 30, 2021 balances of the Diagnostics & Technology CGU, the Company recognized impairment of leasehold improvements of $547,064. As a result of an impairment test conducted on the December 31, 2021 balances of the Health & Wellness CGU, the Company recognized further impairment of leasehold improvements of $1,119,159.

9. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

The following table presents a continuity of intangible assets for the three months ended March 31, 2022 and the year ended December 31, 2021:

	Patient records	Customer relationships	Brands, trademarks, licenses and domain names	Management software	Total
	$	$	$	$	$
Cost
Balance, December 31, 2021	378,763	-	376,699	51,100	806,562
Acquisition of MediSure	-	146,300	-	-	146,300
Impairment	(379,688)	(146,300)	(376,699)	(51,100)	(953,787)
Foreign exchange gain	925	-	-	-	925
Balance, December 31, 2021 and March 31, 2022	-	-	-	-	-
Accumulated amortization
Balance, December 31, 2020	(319,856)	-	(131,699)	(51,100)	(502,655)
Amortization	(11,169)	-	(36,750)	-	(47,919)
Impairment	331,025	-	168,449	51,100	550,574
Balance, December 31, 2021 and March 31, 2022	-	-	-	-	-

Carrying amount
Balance, December 31, 2021 and March 31, 2022	-	-	-	-	-

11

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

Events during the year ended December 31, 2021:

The acquisition of MediSure resulted in the recognition of an intangible customer relationship asset with a fair value of $146,300 (Note 4) which was assigned to the Diagnostics & Technology CGU. Following identification of indicators of impairment in both Diagnostics & Technology CGU and Health & Wellness CGU, the carrying amounts for all intangible assets was found to exceed the recoverable amount and the intangible assets assigned to the CGUs were found to be fully impaired. As a result, the Company recognized $146,300 in impairment charges related to the MediSure customer relationships and recognized total impairment loss of $403,213.

Goodwill

A continuity of goodwill for the three months ended March 31, 2022 and the year ended December 31, 2021 is as follows:

$
Balance, December 31, 2020	2,082,146
Acquisition of MediSure	2,379,461
Impairment	(4,461,607)
Balance, December 31, 2021 and March 31, 2022	-

Events during the year ended December 31, 2021:

During the year ended December 31, 2021, goodwill from the Lawrence Park & Atkinson acquisition was allocated to a group of CGUs within the Health & Wellness operating segment while goodwill from the Kai Medical acquisition was allocated to a group of CGUs within the Diagnostics & Technology operating segment. Goodwill from MediSure acquisition on July 30, 2021, was allocated to a group of CGUs within the Diagnostics & Technology operating segment.

As a result of indicators of impairment in Diagnostics & Technology CGU, the Company performed an impairment assessment of the CGU for the period ended September 30, 2021. The Company determined that the CGU’s carrying amount exceeded its recoverable amount and found that the entire amount of goodwill allocated to the CGU of $2,690,198 was impaired. The goodwill was comprised of $310,737 resulting from the acquisition of Kai Medical and $2,379,461 resulting from the acquisition of MediSure (Note 4). The CGU’s recoverable amount was determined using a value in use calculation with the following key assumptions: (1) discount rate - 17%; (2) income tax rate - 27%; (3) terminal growth rate - 2%; (4) working capital - 8% of sales.

The Company conducted an annual impairment test on the Health & Wellness CGU by preparing a value in use calculation to determine its recoverable amount. The Company determined that the CGU’s carrying amount exceeded its recoverable amount and found that the entire amount of goodwill allocated to the CGU of $1,771,409 was impaired. Significant assumptions in the value in use calculation were based on the number of clinics to be opened in the next two years and the expected revenues and margins from these clinics as well as the following key assumptions: (1) discount rate - 17%; (2) income tax rate - 27%; (3) terminal growth rate - 3%; (4) working capital - 5% of sales.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company had the following in accounts payable and accrued liabilities at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Trade payables	2,098,804	1,896,895
Accrued liabilities	225,039	423,475
Accrued payroll liabilities	574,641	618,378
Accrued tax liabilities	786,602	786,682
Total	3,685,086	3,725,430

12

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

11. LOANS PAYABLE

A continuity of loans payable for the period of three months ended March 31, 2022 and the year end December 31, 2021 is as follows:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of the period	1,182,463	2,132,227
PPP loan addition	-	86,378
Accretion expense	2,527	33,324
Interest expense	12,411	63,676
Repayment	(29,804)	(1,008,721)
Gain on loan forgiveness	-	(124,047)
Gain on remeasurement	(14,984)	-
Unrealized foreign exchange loss (gain)	1,307	(374)
Balance, end of the period	1,153,920	1,182,463
Less: Current portion	237,526	128,480
Non-current portion	916,394	1,053,983

During the three months ended March 31, 2022, the Company made scheduled payments on loans payable of $29,804 (2021 - $868,198), of which $10,695 (2021 - $273,584) was for interest payments.

Loans payable consists of the following loans:

CEBA loans

The Company and its subsidiaries have three CEBA loans with principal amounts of $48,015 (C$60,000), $32,010 (C$40,000) and $32,010 (C$40,000), respectively. All three loans mature on December 31, 2025. The loans are interest free until December 31, 2023, at which time they accrue interest at 5% per annum. The loans have a possibility of forgiveness of 33% of their principal amounts if they are repaid on or before December 31, 2023. For the three months ended March 31, 2022, accretion expense and interest expense recorded on these loans was $391 and $nil, respectively (2021 - $371 and $nil, respectively).

Kai Medical Secured Loans

The Company has three outstanding secured loans through Kai Medical:

•

The Company has a bank loan with principal amount of $1,585,000. The loan has floating interest rate that equals Wall Street Journal Prime rate plus 2.00% per annum, payable each month, and matures on June 7, 2028. During the three months ended March 31, 2022, accretion expense and interest expense recorded on this loan were $nil and $10,695, respectively (2021 - $nil and $14,591, respectively).

•

The Company has a loan from the U.S Small Business Administration (the “SBA”) with principal amount of $150,000 and interest rate of 3.75% per annum. The loan matures on June 24, 2050. On March 15, 2022, the loan was announced by the SBA to have payment deferment extension. As a result of the change, the Company recognized $14,984 as gain on remeasurement of the loan’s carrying value and included this gain in clinic operating expense. During the three months ended March 31, 2022, accretion expense and interest expense recorded on this loan were $612 and $1,498, respectively (2021 - $699 and $1,443, respectively).

•

The Company has a Paycheck Protection Program (“PPP”) loan from the SBA with principal amount of $86,378 and interest rate of 1.00% per annum. The loan matures on March 1, 2026. During the three months ended March 31, 2022, accretion expense and interest expense recorded on this loan were $1,524 and $218, respectively ($nil and $nil, respectively).

13

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

12. NOTES PAYABLE

A continuity of notes payable for the period of the three months ended March 31, 2022 and the year end December 31, 2021 is as follows:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of the period	173,266	708,361
Interest expense	2,417	14,443
Repayment	-	(553,324)
Unrealized foreign exchange loss	-	3,786
Balance, end of the period	175,683	173,266
Less: Current portion	175,683	173,266
Non-current portion	-	-

During the year ended December 31, 2021, the Company repaid a promissory note with the principal of $437,985 and its accrued interest of $94,636. The Company also repaid $20,703 for the accrued interest from a separate promissory note. As at March 31, 2022 and December 31, 2021, the Company had one remaining note payable with a principal balance of $140,000. Interest accrues at a rate of 7% per annum and is repayable on demand.

During the three months ended March 31, 2022, interest expense on the note payable was $2,417 (2021 - $7,060).

13. CONVERTIBLE DEBENTURES

The continuity of convertible debentures for the three months ended March 31, 2022 is presented as follows:

$
Balance, December 31, 2021	-
Additions from private placements, net of transaction costs	703,199
Interest expense	22,375
Accretion expense	50,276
Unrealized foreign exchange loss	5,717
Balance, March 31, 2022	781,567
Less: Current portion	-
Non-current portion	781,567

The continuity of the conversion features associated with convertible debentures for the three months ended March 31, 2022 is presented as follows:

$
Balance, December 31, 2021	-
Amount allocated to conversion feature	1,202,638
Loss on change in fair value of conversion feature	679,003
Balance, March 31, 2022	1,881,641
Less: Current portion	1,881,641
Non-current portion	-

On January 6, 2022, the Company closed a private placement financing, in which the Company issued 1,900 convertible debenture units at a price of C$1,000 per convertible debenture unit for gross proceeds of $1,491,249 (C$1,900,000). Each convertible debenture unit consists of a convertible debenture and 5,000 warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until January 6, 2024. The attached warrants were classified as derivative liabilities and measured at $532,398 (Note 16). Each convertible debenture unit matures on January 6, 2024, and bears interest at 6% per annum. The convertible debentures units are convertible to common shares at the conversion price of C$0.20. The fair value of the conversion feature at the grant date was estimated at $616,992. The fair value of the debt component on inception was estimated to be $341,859.

14

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

13. CONVERTIBLE DEBENTURES (Continued)

In connection with the issuance, the Company incurred total transaction costs of $468,720, of which $127,934 (C$163,000) was paid in cash. The Company settled $88,690 (C$113,000) of the transaction costs by issuing 565,000 units to the finders. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until January 6, 2024. As a result, $56,457 was allocated to share capital and $32,233 was allocated to warrant reserve (Note 17(d)). The Company also issued to certain eligible finders 1,330,000 warrants that entitles the holder to acquire one common share at a price of C$0.20 per share until January 6, 2024. The fair value of these warrants was estimated at $252,096 using the Black-Scholes model and was allocated to warrant reserve (Note 17(d)). Of the total transaction costs, $361,269 was allocated to the warrant and conversion feature liabilities and recorded as a finance expense on the statements of loss and comprehensive loss. The remaining $107,451 was attributed to the debt component of the convertible debenture and will be accreted over the term of the debt.

During the three months ended March 31, 2022, the accretion and interest incurred on these convertible debentures were $46,114 and $20,719, respectively (2021 – $nil and $nil, respectively).

On March 25, 2022, the Company closed a private placement, in which the Company issued 2,100 convertible debenture units at a price of C$1,000 per convertible debenture units for gross proceeds of $1,679,731 (C$2,100,000). Each convertible debenture units consists of a convertible debenture and 5,000 warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until March 25, 2024. The attached warrants were classified as derivative liabilities and measured at $483,477 (Note 16). Each convertible debenture unit matures on March 25, 2024, and bears interest at 6% per annum. The convertible debenture units are convertible to common shares at the conversion price of C$0.20. The fair value of the conversion feature at the grant date was estimated at $585,646. The fair value of the debt component on inception was estimated to be $610,608.

In connection with the issuance, the Company incurred total transaction costs of $390,129, of which $157,577 (C$197,000) was to be settled in cash. The Company issued 210,000 common shares and 1,890,000 warrants to a finder. Each warrant issued to the finder entitles the holder to acquire one common share at a price of C$0.20 per share until March 25, 2024. The fair value of common shares issued to the finder was $38,634. The fair value of warrants issued to the finder was estimated at $193,918 using the Black-Scholes model, which was allocated to warrant reserve (Note 17(d)). Of the total transaction costs, $248,312 was allocated to the warrant and conversion feature liabilities and recorded as a finance expense on the statements of loss and comprehensive loss. The remaining $141,817 was attributed to the debt component of the convertible debenture and will be accreted over the term of the debt.

During the three months ended March 31, 2022, the accretion and interest incurred on these convertible debentures were $4,162 and $1,656, respectively (2021 – $nil and $nil, respectively).

14. CONVERTIBLE NOTE PAYABLE

On January 21, 2022, the Company repaid a convertible note with principal of $198,851 (C$250,000) and accrued interest of $8,283 (C$10,414). The convertible note accrued interest at 2% per annum. At initial recognition, the conversion feature was determined to have $nil value as the note was convertible at a share price equal to the closing share price on the date prior to conversion for total shares equal to the face value of the note divided by the closing share price and as such, the settlement value was fixed at the face value of the obligation

During the three months ended March 31, 2022, the Company incurred interest of $nil on the convertible note payable (2021 – $986).

15

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

15. LEASE LIABILITY

The following table presents a continuity of the Company’s lease liability:

	Health & Wellness	Diagnostics & Technology	Corporate	Discontinued operations	Total
	$	$	$	$	$
Balance, December 31, 2020	45,595	273,052	3,059	174,680	496,386
Additions	2,323,385	636,591	-	-	2,959,976
Interest expense	32,330	37,553	31	5,382	75,296
Payments	(100,779)	(149,963)	(3,090)	(79,346)	(333,178)
Termination of leases	(18,050)	(46,260)	-	(57,696)	(122,006)
Lease liabilities classified as held for sale	-	-	-	(43,020)	(43,020)
Foreign exchange loss (gain)	5,675	(1,662)	-	-	4,013
Balance, December 31, 2021	2,288,156	749,311	-	-	3,037,467
Interest expense	33,946	11,066	-	-	45,012
Payments	(97,471)	(44,141)	-	-	(141,612)
Foreign exchange loss	33,024	1,026	-	-	34,050
Balance, March 31, 2022	2,257,655	717,262	-	-	2,974,917
Less: Current portion	259,405	139,038	-	-	398,443
Lease liability	1,998,250	578,224	-	-	2,576,474

For the three months ended March 31, 2022, clinic operating expenses includes $23,534 (2021 - $23,548) in relation to short-term and low value leases.

16. WARRANT LIABILITY

Certain warrants issued by the Company are classified as a derivative liability under the principles of IFRS 9, as the exercise price is in Canadian dollar while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability.

	Weighted average exercise price	Warrants	Warrant liability
	C$	#	$
Balance, December 31, 2020	-	54,215,452	7,713,697
Issued	0.16	350,000	-
Exercised	0.16	(42,982,247)	(23,029,605)
Expired	0.13	(294,108)	-
Loss on change in fair value of warrant liability			16,820,611
Balance, December 31, 2021	0.18	11,289,097	1,504,703
Issued	0.30	25,500,000	1,879,230
Exercised	0.13	(2,238,637)	(196,629)
Gain on change in fair value of warrant liability			(651,385)
Balance, March 31, 2022	0.27	34,550,460	2,535,919
Less: Current portion of warrant liability			2,535,919
Warrant liability			-

16

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

16. WARRANT LIABILITY (Continued)

The following table summarizes the warrants outstanding and exercisable as at March 31, 2022:

Expiry date	Number of warrants	Weighted average exercise price (C$)	Weighted average remaining life (in years)
September 9, 2022	3,746,080	0.31	0.44
April 8, 2022	194,380	0.16	0.02
April 16, 2022	1,250,000	0.10	0.04
July 15, 2022	1,160,000	0.12	0.29
October 5, 2023	500,000	0.05	1.52
November 9, 2022	2,200,000	0.12	0.61
January 6, 2024	15,000,000	0.30	1.77
March 25, 2024	10,500,000	0.30	1.99
Total	34,550,460	0.27	1.49

On January 6, 2022, the Company closed a private placement financing of 5,500,000 units at $0.16 (C$0.20) per unit comprised one common share and one common share purchase warrant. Of the total units issued, 750,000 units were used to settle accounts payable to the Chief Executive Officer (“CEO”) of the Company (Note 22). Each warrant entitles holder to acquire one common share at a price of C$0.30. The fair value of warrants on initial recognition was estimated to be $863,355, of which $117,730 related to the settlement with the related party.

In connection with the issuance of convertible debenture units on January 6, 2022, the Company classified the attached warrants as derivative liabilities. These warrants were estimated at $532,398.

In connection with the issuance of convertible debenture units on March 25, 2022, the Company classified the attached warrants as derivative liabilities. These warrants were estimated at $483,477.

17. EQUITY

a) Authorized share capital

Unlimited number of common shares without nominal or par value. As at March 31, 2022, there were 348,208,658 issued and outstanding common shares (December 31, 2021 - 339,445,021). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b) Issued – common shares

During the three months ended March 31, 2022, the Company completed the following transactions:

Vesting of escrow shares

i.	For the three months ended March 31, 2022, the Company recognized a share-based payment of $43,510 in connection with the vesting of escrow shares.

Shares issued in private placement

ii.

On January 6, 2022, the Company closed a private placement financing of 5,500,000 units at $0.16 (C$0.20) per unit for gross proceeds of $863,355 (C$1,100,000) comprised of one common share and one common share purchase warrant. Each warrant entitles holder to acquire one common share at a price of C$0.30. Of the total units issued, 750,000 units with a fair value of $117,730 (C$150,000) were used to settle accounts payable to the CEO of the Company (Note 22). Total fair value of the warrant liabilities was measured at $863,355, of which $117,730 was related to the settlement with the related party (Note 16). The fair value of the warrant liability was estimated to be the full value of the transaction and accordingly, $nil was allocated to share capital. In connection with the issuance of units in this private placement, the Company incurred cash transaction costs of $41,204 (C$52,500) in cash and issued 262,500 common share purchase warrants to a finder with fair value of $49,757 (Note 17(d)). These transaction costs were recorded as a financing expense.

17

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

17. EQUITY (Continued)

Shares issued for services

iii.

In connection with the private placement financing on January 6, 2022 related to the issuance of the Debenture Units, the Company incurred $468,720 in transaction costs, of which $88,690 (C$113,000) was settled by issuance of 565,000 units to a finder. Each unit comprises one common share and one common share purchase warrants. Each common share purchase warrants entitles the holder to purchase one common share at C$0.20 until January 6, 2024. The allocated values of common share and common share purchase warrants were determined using the relative fair value method. As a result, $56,457 was allocated to share capital and $32,233 to warrant reserve.

iv.

In connection with the issuance of Debenture Units in private placement financing on March 25, 2022, the Company issued 210,000 common shares to a finder as compensation for services. As a result, share capital increased by $38,634.

Exercise of options

v.

On January 10, 2022, the Company issued 250,000 common shares pursuant to the exercise of 250,000 options. The options had an exercise price of $0.08 (C$0.10) and proceeds totalled of $19,656 (C$25,000). Upon exercise, $411 was transferred from contributed surplus to share capital.

Exercise of warrants classified within warrant liability

vi.	During the three months ended March 31, 2022, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercised and shares issued	Weighted average exercise price	Weighted average exercise price	Cash received	Warrant liability transferred to issued capital	Issued capital
	#	C$	$	$	$	$
March 23, 2022	1,313,637	0.14	0.11	150,491	100,405	250,896
March 25, 2022	925,000	0.10	0.08	73,988	96,224	170,212
Total	2,238,637	0.23	0.10	224,479	196,629	421,108

During the year ended December 31, 2021, the Company completed the following transactions:

Vesting of escrow shares

i.	For the year ended December 31, 2021, the Company recognized a share-based payment of $187,964 in connection with the vesting of escrow shares.

Share subscriptions receivable

ii.	As at December 31, 2021, the Company reclassified the share subscriptions receivable of $745,531 arising from the exercise of 7,000,000 share options by the CEO (Note 22) to Other assets.

Subscription deposits

iii.	On December 30, 2021, the Company received $78,459 (C$100,000) subscription deposit in advance for an on-going financing. The financing was subsequently closed on January 6, 2022.

iv.

As at December 31, 2021, the Company had $1,238,366 (C$1,570,000) in restricted cash held in trust pertaining to proceeds received in advance of the closing of the private placement of convertible debentures and units that subsequently closed on January 6, 2022.

Shares issued for services

v.	On February 26, 2021, the Company issued 1,207,206 common shares for $0.05 (C$0.06) per common share for total fair value consideration of $59,598 (C$75,600) for marketing services.

18

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

17. EQUITY (Continued)

vi.

On June 11, 2021, the Company issued 13,204 common shares for $0.52 (C$0.63) per common share for total fair value consideration of $6,847 (C$7,500) for marketing services. The shares were subsequently returned to the treasury and cancelled on November 8, 2021 for the total fair value of $6,682 (C$7,500), with the difference going to operating expense.

vii.	On July 22, 2021, the Company issued 21,176 common shares for $0.41 (C$0.51) per common share for total fair value consideration of $8,594 (C$10,800) for marketing services.

viii.	On September 29, 2021, the Company issued 34,090 common shares for $0.35 (C$0.44) per common share for total fair value consideration of $11,773 (C$15,000) for marketing services.

ix.	On December 6, 2021, the Company issued 31,250 common shares for $0.19 (C$0.24) per common share for total fair value consideration of $5,869 (C$7,500) for marketing services.

Exercise of options

x.

During the year ended December 31, 2021, 3,714,666 stock options with a weighted average exercise price of $0.06 (C$0.07) were exercised for proceeds of $217,403 (C$271,233) resulting in the issuance of 3,714,666 common shares. Upon exercise, $102,031 was transferred from contributed surplus to issued capital.

Exercise of warrants classified within warrant reserve

xi.

420,000 agent purchase warrants with a weighted average exercise price of $0.12 (C$0.15) were exercised for proceeds of $48,346 (C$61,200) resulting in the issuance of 420,000 common shares. Upon exercise, $23,588 was transferred from warrant reserve to issued capital.

xii.

1,760,000 agent compensation warrants with an exercise price of $0.05 (C$0.04) were exercised for proceeds of $69,510 (C$88,000) resulting in the issuance of units comprised of 1,760,000 common shares and 1,760,000 warrants. Using the Black-Scholes option pricing model, the Company determined that the fair value of warrants issued as part of the units was $1,056,940, which exceeded the total of the initial agent purchase warrants reserve amount of $47,251 and cash of $69,510 equal to $116,761. Accordingly, applying the residual method, the Company allocated $116,761 to warrant reserve and $nil to share capital. The fair value of warrants issued as part of units was determined using the Black-Scholes option pricing model with the following assumptions: a 1.67 year expected average life, exercise price of $0.09 (C$0.12), share price of $0.69 (C$0.87); 100% volatility; risk-free interest rate of 0.29%; and an expected dividend yield of 0%. The fair value of these agent purchase warrants was recorded to warrant liability.

xiii.

On October 25, 2021, 880,000 warrants with an exercise price of $0.10 (C$0.12) were exercised for proceeds of $85,591 (C$$105,600) resulting in the issuance of 880,000 common shares. Upon exercise, $58,380 was transferred from warrant reserve to share capital.

19

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

17. EQUITY (Continued)

Exercise of warrants classified within warrant liability

xiv.	During the year ended December 31, 2021, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercise and shares issued	Weighted average exercise price	Weighted average exercise price	Cash received	Warrant liability transferred to issued capital	Issued capital
	#	C$	$	$	$	$
January 4, 2021	856,000	0.16	0.13	107,411	76,582	183,993
January 6, 2021	2,178,817	0.16	0.13	274,821	253,452	528,273
January 14, 2021	1,059,000	0.16	0.13	133,902	140,479	274,381
January 12, 2021	550,000	0.16	0.13	69,041	79,362	148,403
January 14, 2021	1,000,000	0.10	0.08	79,026	188,759	267,785
January 14, 2021	1,000,000	0.12	0.09	94,832	182,209	277,041
January 19, 2021	500,000	0.16	0.13	62,819	71,449	134,268
January 25, 2021	400,000	0.16	0.13	50,243	63,176	113,419
January 27, 2021	863,911	0.16	0.13	108,200	111,363	219,563
February 4, 2021	450,000	0.16	0.12	56,127	58,811	114,938
February 8, 2021	500,000	0.16	0.13	62,730	65,118	127,848
February 11, 2021	150,000	0.16	0.13	18,918	49,666	68,584
February 16, 2021	1,201,400	0.16	0.13	151,548	729,646	881,194
February 17, 2021	268,245	0.16	0.13	33,763	204,737	238,500
February 19, 2021	1,250,000	0.16	0.13	158,554	1,394,935	1,553,489
February 24, 2021	1,500,000	0.05	0.04	59,770	25,396	85,166
February 24, 2021	1,000,000	0.10	0.08	79,694	1,235,875	1,315,569
February 24, 2021	1,369,864	0.16	0.13	174,672	1,626,802	1,801,474
February 24, 2021	200,000	0.12	0.10	19,127	244,251	263,378
February 26, 2021	2,500,000	0.12	0.09	236,500	2,117,056	2,353,556
February 26, 2021	211,179	0.16	0.13	26,637	171,488	198,125
March 2, 2021	500,000	0.10	0.08	39,601	357,139	396,740
March 2, 2021	2,000,000	0.12	0.10	190,084	1,407,808	1,597,892
March 8, 2021	225,000	0.16	0.13	28,436	126,190	154,626
March 8, 2021	5,500,000	0.12	0.09	521,327	4,203,738	4,725,065
March 10, 2021	10,750,000	0.12	0.09	1,020,815	5,963,892	6,984,707
March 12, 2021	1,867,131	0.12	0.10	179,345	1,224,589	1,403,934
March 17, 2021	250,000	0.12	0.10	24,067	160,329	184,396
March 10, 2021	1,500,000	0.08	0.06	94,959	-	94,959
April 5, 2021	150,000	0.16	0.13	19,162	-	19,162
April 5, 2021	300,000	0.12	0.10	28,743	147,856	176,599
April 30, 2021	175,000	0.10	0.08	14,245	75,910	90,155
May 20, 2021	250,000	0.12	0.10	24,855	100,054	124,909
June 23, 2021	150,000	0.12	0.10	14,650	67,161	81,811
June 24, 2021	100,000	0.12	0.10	9,742	43,871	53,613
October 25, 2021	256,700	0.12	0.10	24,884	60,456	85,340
Total	42,982,247	0.13	0.10	4,293,250	23,029,605	27,322,855

Acquisition of MediSure

xv.	On July 30, 2021, as part of the consideration in the acquisition of MediSure, the Company issued 4,582,483 common shares with a fair value of $1,726,141 (Note 4).

c) Share options

The Company has an incentive share option plan in place under which it is authorized to grant share options to executive officers, directors, employees, and consultants. The stock option plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

20

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

17. EQUITY (Continued)

Share option transactions and the number of share options outstanding during the three months ended March 31, 2022 and the year ended December 31, 2021 are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding, December 31, 2020	9,834,428	0.08
Granted	3,061,364	0.46
Cancelled	(1,936,667)	0.06
Expired	(430,000)	0.05
Exercised	(3,714,666)	0.07
Outstanding, December 31, 2021	6,814,459	0.16
Granted	900,000	0.28
Expired	(40,000)	0.05
Exercised	(250,000)	0.10
Outstanding, March 31, 2022	7,424,459	0.24
Exercisable, March 31, 2022	5,648,765	0.18

As at March 31, 2022, there were 2,575,000 options outstanding that had been granted to related parties, of which 2,177,083 was exercisable.

The weighed average remaining contractual life of share options outstanding as at March 31, 2022 was 3.02 years (December 31, 2021 - 3.03 years). The weighted average fair value of options granted for the three months ended March 31, 2022 was $0.18 (2021 - $0.32). The range of exercise prices for options outstanding at March 31, 2021 was C$0.05 to C$0.57 (December 31, 2021 - C$0.05 to C$0.57).

The fair value of share options recognized as an expense during the three months ended March 31, 2022, was $123,291 (2021 - $435,986). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the three months ended March 31, 2022 and 2021:

	2022	2021
Risk-free interest rate	0.84%	0.17%-0.30%
Expected life	3-5 years	5 years
Expected volatility	100%	100.0%
Forfeiture rate	0.0%	0.0%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

d) Warrants classified within warrant reserve

Warrants classified within warrant reserve consist of warrants issued as share-based payments. Outstanding and exercisable warrants classified within warrant reserve for the three months ended March 31, 2022 and the year ended December 31, 2021 are summarized as follows:

	Number of warrants	Weighted average exercise price
	#	$
Outstanding, December 31, 2020	2,303,900	0.13
Issued	1,760,000	0.12
Exercised	(3,060,000)	0.12
Expired	(123,900)	0.16
Outstanding, December 31, 2021	880,000	0.12
Issued	4,047,500	0.21
Outstanding, March 31, 2022	4,927,500	0.20

21

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

17. EQUITY (Continued)

In connection with the issuance of units in the private placement closed on January 6, 2022, the Company issued 262,500 common share purchase warrants to a finder. Each warrant entitles the holder to acquire one common share at the exercise price of C$0.20 until January 6, 2024. The fair value of these warrants was estimated at $49,757 using Black-Scholes model.

In connection with the issuance of Debenture Units in the private placement closed on January 6, 2022, the Company settled an amount of $88,690 (C$113,000) of transaction costs by issuing 565,000 units to a finder (Note 13), leading to the issuance of 565,000 warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until January 6, 2024. As a result, warrant reserve increased by $32,233. The Company also issued 1,330,000 warrants to certain eligible finders. Each warrant entitles the holder to acquire one common share at a price of C$0.20 per share until January 6, 2024. The fair value of these warrants was estimated at $252,096 using Black-Scholes model.

In connection with issuance of Debenture Units in the private placement closed on March 25, 2022, the Company issued 1,890,000 warrants to a finder. Each warrant issued to the finder entitles the holder to acquire one common share at a price of C$0.20 per share until March 25, 2024. The fair value of warrants issued to the finder was estimated at $193,918 using Black-Scholes model.

The assumptions used in Black-Scholes option pricing model to measure warrants issued during the three months ended March 31, 2022, classified within warrant reserve were as follow:

2022
Expected life	2 years
Annualized volatility	100%
Dividend rate	0%
Risk-free rate	0.84%

18. OPERATING EXPENSES

For the three months ended March 31, 2022 and 2021, operating expenses comprised of the following:

	2022	2021
	$	$
Salaries and benefits	756,467	347,294
Rent	23,534	23,548
Advertising and promotion	154,431	157,489
Telephone and internet	52,105	106,116
Penalties	8,527	11,048
Other	313,379	253,710
	1,308,443	899,205

22

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

19. SEGMENT INFORMATION

The Company’s business activities for the three months ended March 31, 2022, were conducted through three reportable segments corresponding with its business model. The segments are as follows: (a) Health & Wellness, comprising clinic operations with revenue resulting from patient visits and telemedicine services; (b) Diagnostics & Technology, comprising the diagnostic testing services provided by Kai Medical, and the sale of medical equipment by Kai Medical Canada Corp. and MediSure; and (c) corporate costs. The operations related to Sun Valley have been disclosed as discontinued operations (Note 5). Financial performance and balances by operating segments are displayed below:

For the three months ended March 31, 2022	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Total revenue	472,221	634,729	-	1,106,950
Total operating expenses[1]	(830,150)	(966,963)	(926,025)	(2,723,138)
Total other expenses, net	138,325	(51,673)	(769,389)	(682,737)
Net loss from continuing operations	(219,604)	(383,907)	(1,695,414)	(2,298,925)

For the three months ended March 31, 2021	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Total revenue	244,131	1,714,671	-	1,958,802
Total operating expenses[1]	(165,541)	(1,400,415)	(1,497,292)	(3,063,248)
Total other expenses, net	(1,719)	(14,992)	(23,807,106)	(23,823,817)
Net loss from continuing operations	76,871	299,264	(25,304,398)	(24,928,263)

As at March 31, 2022	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Assets	912,043	1,641,992	3,474,221	6,028,256
Liabilities	2,857,036	2,683,115	7,872,152	13,412,303

As at December 31, 2021	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Assets	602,473	1,487,963	2,849,626	4,940,062
Liabilities	2,677,910	2,840,420	5,850,467	11,368,797

1Includes direct expenses, operating expenses, legal and professional fees, depreciation and amortization, and share-based payments

23

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Additional disclosure with respect to cash flows for the three months ended March 31, 2022 and 2021 is presented in the table below:

	2022	2021
	$	$
Changes in non-cash working capital items:
Accounts receivable	(114,280)	(509,414)
Prepaid expenses	(191,622)	(164,595)
Inventory	(373,164)	3,301
Accounts payable and accrued liabilities	(40,195)	(20,648)
Deferred revenue	333	(26,694)
Non-cash transactions:
Vesting of escrow shares	43,510	-
Units issued as settlement of accounts payable	117,730	-
Shares issued for services, net of shares returned to treasury	95,091	59,598

Vesting of escrow shares during the three months ended March 31, 2022 is contained within legal and professional fees.

Income tax payments for the three months ended March 31, 2022 were $nil (2021 - $nil). As at March 31, 2022, the Company has accrued $635,000 (December 31, 2021 - $635,000) in late tax filing penalties related to income taxes in the United States.

Interest paid for the three months ended March 31, 2022 was $63,990 (2021 - $395,974), of which $nil was from accrued interest prior to December 31, 2021.

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The carrying values of cash, accounts receivable, inventory, prepaid expenses, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The Company has no assets or liabilities that would be categorized as Level 2 in the fair value hierarchy.

As at March 31, 2022 and December 31, 2021, the warrant liability and conversion feature of convertible debt were categorized as level 3 in the fair value hierarchy. No other financial assets or liabilities were categorized as level 3.

b) Risk Management

The Company examines its various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. The risks may include credit risk, currency risk, liquidity risk and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance., where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s finance group and they are regularly discussed with the Board of Directors.

24

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

i. Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly related to cash balances held in financial institutions and amounts receivable from credit card processors. The maximum exposure to credit risk is equal to the carrying value of such financial assets. As at March 31, 2022, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty, and the credit rating.

ii. Currency risk

The Company’s functional currency is USD and therefore the Company’s income (loss) and comprehensive income (loss) are impacted by fluctuations in the value of foreign currencies in relation to the USD.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	March 31, 2022	December 31, 2021
	$	$
Canadian dollar net monetary assets (liabilities)	138,366	(594,561)

The effect on net loss and comprehensive loss for the three months ended March 31, 2022 of a 10.0% change in the foreign currencies against the USD on the above-mentioned net monetary liabilities of the Company is estimated to be an increase/decrease in foreign exchange gain or loss of $13,837 (for the year ended December 31, 2021 - $54,051) assuming that all other variables remained constant.

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its expansion plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk. A summary of future operating commitments is presented in Note 24.

As at March 31, 2022, the Company had a cash balance of $2,518,743 (December 31, 2021 - $866,170) and current liabilities of $9,222,401 (December 31, 2021 - $7,703,093)

vi. Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. A change of 100 basis points in the interest rates would not be material to these interim financial statements.

25

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

22. RELATED PARTY TRANSACTIONS

The Company’s related parties include subsidiaries, associates, joint ventures, affiliated entities and key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the three months ended March 31, 2022 and 2021, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation for the three months ended March 31, 2022 and 2021 includes:

	2022	2021
	$	$
Salaries and benefits	250,465	215,859
Share-based payments	26,057	233,486
Directors’ fees	11,000	5,000
	287,522	454,345

In connection with the issuance of units via private placement closed on January 6, 2022, the Company issued 750,000 units to settle an amount of $117,730 that was due to the CEO.

As at March 31, 2022, $42,824 (December 31, 2021 - $172,934) is due to the CEO and a director for salaries and benefits, and director’s fee. The amounts are unsecured and due on demand.

As at March 31, 2022 and December 31, 2021, the other assets balance of $745,531 represents a loan with the CEO resulting from share subscriptions receivable. The amount was previously classified within equity as the loan was previously collateralized by the common shares of the Company owned by the CEO. During the year ended December 31, 2021, the terms of the loan were modified such that the loan is no longer collateralized by the CEO’s common shares. The receivable has no specified interest or terms of repayment. Management assessed credit risk of the share subscription receivable as low as the Company has offsetting payables to the CEO and an ongoing service contract.

23. MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. As at March 31, 2022 and December 30, 2021, the capital of the Company comprised of the following:

	March 31, 2022	December 31, 2021
	$	$
Total shareholder’s deficiency	(7,384,047)	(6,392,941)
Notes payable	175,683	173,266
Convertible notes payable	-	205,406
Current portion of loans payable	237,526	128,480
Loans payable	916,394	1,053,983
Convertible debentures	781,567	-
	(5,272,877)	(4,831,806)
Less: Cash	(2,518,743)	(866,170)
	(7,791,620)	(5,697,976)

26

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited - Expressed in US dollars, except where noted)

23. MANAGEMENT OF CAPITAL (Continued)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. The Company is dependent on cash flows generated from its clinical operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At March 31, 2022 and December 31, 2021, the Company was not subject to any externally imposed capital requirements.

24. COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at March 31, 2022 are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
	$	$	$	$
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	3,685,086	3,685,086	-	-
Consideration payable	200,363	200,363	-	-
Loans payable	1,522,243	213,756	841,105	467,382
Notes payable	175,683	175,683	-	-
Convertible debentures	3,376,649	182,694	3,193,955	-
Lease payments	3,976,008	763,647	2,184,208	1,028,153
Total financial liabilities	12,936,032	5,221,229	6,219,268	1,495,535

The Company is involved in an ongoing litigation matter with the former President of Kai Medical Laboratory, LLC over the terms of the former President’s dismissal.Management and its legal counsel are unable to estimate the likelihood of an unfavourable outcome for the Company and management is unable to establish a sufficiently reliable estimate of a settlement amount, if any. As such, no provision has been made in these consolidated financial statements.

25. EVENTS AFTER THE REPORTING PERIOD

On May 16, 2022, pursuant to the conversion of 60 convertible debentures that were issued in the private placement on January 6, 2022, the Company issued 300,000 common shares and extinguished the converted convertible debentures.

On July 5, 2022, the Company granted 1,100,000 stock options to various employees and consultants. Each stock option is exercisable into one common share of the Company at an exercise price of C$0.08 per share until July 5, 2027, of which 800,000 stock options vest quarterly over 9 months, and 300,000 stock options vest monthly over 36 months.

Subsequent to March 31, 2022, 6,350,460 warrants and 840,000 options expired unexercised, and 475,000 options were forfeited upon termination of employment. The Company received approval to reinstate 1,250,000 of the warrants that expired (the “Reinstated Warrants”). The warrants were originally issued to the CEO of the Company, had an exercise price of C$0.10, and an original expiry date of April 16, 2022. The Reinstated Warrants have an exercise price of C$0.10 and an expiry date to be determined by the Exchange upon removal of a cease trade order imposed on the Company’s common shares.

27